United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Name of Issuer:	Software Publishing Corporation
Title of Class of Securities:	Common Stock
CUSIP Number:  834032104

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Philip R. Smith, Alphi Investment Management Co.	847-405-9595
155 Pfingsten Road, Suite 360, Deerfield, Illinois  60015

Date of Event which Requires Filing of this Statement:
October 25, 1996




CUSIP No. 834032104
Page 2 of 4 Pages

1. Name of Reporting Person		Alphi Fund LP
                             IRS No. 36-3589366

2. Check the appropriate box if a member of a group		(a) [ ]
                                                     (b) [x]

3. SEC Use Only

4. Source of Funds	00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e)  [ ]
              N/A

6. Citizenship or Place of Organization	Delaware

7. Sole Voting Power                      1,023,700

8. Shared Voting Power                  0

9. Sole Dispositive Power	              1,023,700

10. Shared Dispositive Power          0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  1,023,700

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)         8.2%

14. Type of Reporting Person                   PN




CUSIP No. 834032104
Page 3 of 4 Pages



ONLY THOSE ITEMS WHICH ARE HEREBY REPORTED ARE
AMENDED.  ALL OTHER ITEMS REMAIN UNCHANGED.  ALL
DEFINED TERMS SHALL HAVE THE SAME MEANING AS
PREVIOUSLY ASCRIBED TO THEM IN THE ORIGINAL FILING
OF SCHEDULE 13D, UNLESS OTHERWISE NOTED.

Item 5. Interest in Securities of the Issuer

		(a) Alphi is the beneficial owner of 1,023,700 Shares, which is 8.2% of the 12,553,596 Shares of the Company deemed to be outstanding as of October 28, 1996.

		(b) AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 1,023,700 Shares owned by Alphi. Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 5(a) above.

		(c) During the sixty (60) days preceding the date hereof, Alphi entered into the following transactions on behalf of itself:

Date Purchased    Number of Shares Purchased    Price

08/30/96               130,600                   1.42
09/03/96                90,000                   1.28
10/25/96               221,000                   1.24


Date Sold	        Number of Shares Sold	        Price

10/07/96                 43,000                  1.43
10/10/96                  5,000                  1.28
10/15/96                  1,100                  1.34
10/22/96                  5,000                  1.22
10/23/96                  5,500                  1.22


These purchases and sales were open market transactions executed on the NASDAQ National Market System.

		(d) No person other than AIMCO, in its capacity as general partner of Alphi, has the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

		(e)  Not applicable


                                         ********************

CUSIP No. 834032104
Page 4 of 4 Pages

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:                 October 28, 1996Alphi Fund  L.P.
By:  /s/ Philip R. Smith
Philip R. Smith
Secretary of Alphi Investment Management Company,
general partner